

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2010

Mr. John S. Lawler
Chief Financial Officer
Deer Valley Corporation
3111 W. Dr. MLK Blvd., Ste 100
Tampa, Florida 33607

> **RE:** **Deer Valley Corporation**
> **Form 10-K for the Year Ended December 31, 2009**
> **Forms 10-Q for the Periods Ended March 31, 2010, June 30, 2010 and**
> **September 30, 2010**
> **File No. 0-5388**

Dear Mr. Lawler:

We have reviewed your response letter dated October 28, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<p align="center">Form 10-K for the Year Ended December 31, 2009</p>

Financial Statements

Note 2 – Summary of Significant Accounting Policies

Cash Equivalents, page 33

1. We have read your response to comment seven from our letter dated October 14, 2010. Please provide us with a comprehensive discussion of the specific guarantees provided under the Letter of Credit issued by your bank. In addition, we believe that future filings should continue to describe the terms of these investments rather than identifying them as akin to money market funds.

<u>Form 10-Q for the Period Ended September 30, 2010</u>

<u>Exhibits 31.01 and 31.02</u>

2. You have replaced the word "registrant" with "small business issuer" in paragraphs 3, 4 and 5 of your certifications. In future filings, please revise your certifications to use the word "registrant" instead of "small business issuer." Your certifications should be in the exact form as required in paragraph 31 of Item 601 of Regulation S-K.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding these comments.

Sincerely,

Rufus Decker
Accounting Branch Chief